UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                        INFORMATION STATEMENT PURSUANT TO
                              RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)*



                                  ODETICS, INC.
                                (Name of Issuer)


                              CLASS A COMMON STOCK
                         (Title of Class of Securities)


                                    676065204
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP NO. 676065204                                           PAGE 2 OF 4 PAGES
ODETICS, INC.


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         NEW YORK LIFE TRUST COMPANY                 EIN # 13-3808042

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [  ]
                                                              (b) [  ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK, NEW YORK

NUMBER OF                  5.       SOLE VOTING POWER                  969,921
SHARES
BENEFICIALLY               6.       SHARED VOTING POWER                0
OWNED BY
EACH                       7.       SOLE DISPOSITIVE POWER             969,921
REPORTING
PERSON                     8.       SHARED DISPOSITIVE POWER           0
WITH

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                              969,921

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES* [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9               9.17%

12.      TYPE OF REPORTING PERSON*

                  BK

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 676065204                                           PAGE 3 OF 4 PAGES
ODETICS, INC.


Item 1(a)         Name of Issuer:   ODETICS, INC.

Item 1(b)         Address of Issuer's principal executive offices:

                  1515 South Manchester Avenue
                  Anaheim, California  92802

Item 2(a)         Name of person filing:    NEW YORK LIFE TRUST COMPANY

Item 2(b)         Address of principal business office:  51 MADISON AVENUE
                                                         NEW YORK, NY  10010

Item 2(c)         Citizenship:      See Item 4 of Cover Page

Item 2(d)         Title of class of securities:      See Cover Page

Item 2(e)         Cusip No.:        See Cover Page

Item 3(b)         Type of Person:    See Item 12 of Cover Page

Item 4(a) Amount beneficially owned: New York Life Trust Company ("NYLTC"), in its capacity as directed trustee of the Odetics, Inc. Profit Sharing 401(k) and Associates Stock Ownership Plan, may be deemed the beneficial owner of 969,921 shares of Class A common stock of the issuer which are owned by the Plan on behalf of numerous participants. NYLTC has limited authority with regard to certain shares over which it may exercise voting and/or dispositive power. The filing of this statement shall not be construed as an admission that NYLTC is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

Item 4(b)         Percentage of class:      9.17%

Item 4(c) For information regarding voting and dispositive power with respect to the above listed shares see items 5-8 of Cover Page.

Item 5            Ownership of 5 percent or less of a class:    NOT APPLICABLE

Item 6            Ownership of more than 5 percent on behalf of another  person:
                  Shares as to which this schedule is filed are owned by Odetics, Inc. Profit Sharing 401(k) and Associates Stock Ownership Plan on behalf of numerous participants, which participants receive dividends and the proceeds for the sale of such shares. No such participant is known to have such an interest with respect to more than 5% of the class except as follows: NONE

CUSIP NO. 676065204                                           PAGE 4 OF 4 PAGES
ODETICS, INC.


Item 7 Identification and classification of members of the subsidiary which acquired the security being reported on by the parent holding company: NOT APPLICABLE

Item 8            Identification and classification of members of the group:
                  NOT APPLICABLE

Item 9            Notice of dissolution of the group: NOT APPLICABLE

Item 10  Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Dated: February 13, 2002


                                                  _/s/ Maryalice M. Raushi____
                                                   -----------------------
                                                  Name:  Maryalice M. Raushi
                                                  Title: President